AEM SPA

03 FEB 26 AM 7:21

FILE NO. 82-4911

N.
(da citare nella risposta)

AFG/SES/044/2003/AG/cg

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

BY UPS

03007088

February 21, 2003

Attention: Special Counsel, Office of International Corporate Finance

SUPPL

Dear Sir or Madam,

Please find enclosed a copy, translated in English, of the Press release issued yesterday, denying any contacts between Aem S.p.A. and EDF regarding the purchase of shares in Italenergia bis S.p.A.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

PROCESSED
MAR 10 2003
THOMSON
FINANCIAL

Very truly yours,

Antonella Giacobone
Company Secretary

Encl.

3/4

AEM SPA
20122 Milano - Corso di Porta Vittoria, 4 - Tel. 027720.1 - Fax 027720.3920 - Telex 334170
Capitale sociale L. 1.800.047.400.000 i.v. - Codice fiscale e Partita IVA 11957540153 - Registro Imprese di Milano N. 1566509/1996
Codice V.A.T. IT 11957540153 - Internet: http://www.aem.it - e-mail: info@aem.it

Cod. 5968127 - 2.99

AEM SPA

Milan, 20 February 2003. With reference to the press report published today concerning supposed exploratory talks between EDF – Electricité de France and AEM on the subject of Italenergia bis, AEM categorically denies that contacts of any kind have taken place or have begun with EDF regarding negotiations that could lead to the purchase of shares in Italenergia bis.

AEM S.p.A.

For information:
Press Office
Biagio Longo – Andrea Pedrana
Tel. 027720.3452/3093
Ufficiostampa@aem.it